Term sheet No. 353C
*To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement C dated March 10, 2008*

Registration Statement No. 333-137902
Dated March 20, 2008; Rule 433

Deutsche Bank

Deutsche Bank AG, London Branch
$
100% Principal Protection Barrier M-Notes Linked to a Basket of Three Indices due on or about October 1*, 2009

General
- The notes are 100% principal-protected notes that may pay a return linked to the absolute performance of a weighted basket consisting of three equity indices: the S&P 500® Index, the Russell 2000® Index and the MSCI EAFE® Index. The notes are designed for investors who seek to profit from moderate movements in either direction of the basket and who are willing to forgo interest payments during the term of the notes and to have their returns subject to the Absolute Return Barrier described below.
- Senior unsecured obligations of Deutsche Bank AG due October 1*, 2009.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- Denominations of $1,000.
- Minimum initial investments of $1,000.
- The notes are expected to price on or about April 1*, 2008 and are expected to settle three business days later on or about April 4*, 2008 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of AA to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.†
Basket:	The notes are linked to a weighted basket consisting of three equity indices: the S&P 500® Index, the Russell 2000® Index and the MSCI EAFE® Index (each, a "**Basket Index**" and collectively the "**Basket Indices**"). The Basket Indices, their respective weightings and their starting levels are as follows:

Basket Index	Basket Index Weighting	Basket Index Starting Level††
S&P 500® Index	50.0%	
Russell 2000® Index	20.0%	
MSCI EAFE® Index	30.0%	

†† The Basket Index Starting Levels will be set on the Trade Date.

Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 note principal amount, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount paid at maturity per $1,000 note principal amount will equal:

- If the Basket never closes above the Upper Basket Barrier or below the Lower Basket Barrier on any trading day during the Observation Period, $1,000 x Absolute Basket Return; or
- If the Basket closes either above the Upper Basket Barrier or below the Lower Basket Barrier on any trading day during the Observation Period, zero.

Absolute Return Barrier:	16.0% to 18.0%. The actual Absolute Return Barrier will be set on the Trade Date.
Upper Basket Barrier:	Basket Starting Level x (1 + Absolute Return Barrier)
Lower Basket Barrier:	Basket Starting Level x (1 – Absolute Return Barrier)
Absolute Basket Return:	Absolute value of: $\left[\dfrac{\text{Basket Ending Level} - \text{Basket Starting Level}}{\text{Basket Starting Level}} \right]$
Basket Starting Level:	100
Basket Ending Level:	The Basket Closing Level on the Final Valuation Date.
Basket Closing Level:	The Basket Closing Level will be calculated on each trading day as follows: 100 x [1 + (S&P 500 Index Return x 50.0%) + (Russell 2000 Index Return x 20.0%) + (MSCI EAFE Index Return x 30.0%)]. The "**S&P 500 Index Return**," the "**Russell 2000 Index Return**" and the "**MSCI EAFE Index Return**" are each the performance of the respective Basket Index, expressed as a percentage, from the respective Basket Index Starting Level as set on the Trade Date, to the respective Basket Index Closing level on such date of calculation.
Basket Index Closing Level:	For each Basket Index, the closing level of the Basket Index on such date of calculation.
Observation Period:	The period of trading days commencing on (and including) the Trade Date to (and including) the Final Valuation Date.
Trade Date:	April 1*, 2008
Final Valuation Date:	September 28*, 2009, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
Term; Maturity Date:	18 months; October 1*, 2009, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
CUSIP:	2515A0 KN 2
ISIN:	US2515A0KN27

*Expected
In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the notes and the length of the Observation Period remain the same.

† A credit rating is not a recommendation to buy, sell, or hold the notes, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to

the notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the notes other than the ability of the Issuer to meet its obligations.

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" on page TS-6 of this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any material change to the terms of the notes, and you will be asked to accept such material change in connection with your purchase of any notes. You may also choose to reject such material change, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Note	$	$	$
Total	$	$	$

[1] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities

ADDITIONAL TERMS SPECIFIC TO THE NOTES

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement C dated March 10, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement C dated March 10, 2008:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508051581/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Payment Amount on the Notes at Maturity Assuming a Range of Performance for the Basket?

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 note principal amount for a hypothetical range of performance for the Basket Return from -100% to +100% and assumes an Absolute Return Barrier of 17.00% (the actual Absolute Return Barrier will be determined on the Trade Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Basket Ending Level	Basket Return	The Basket Never Closes Outside Stated Basket Barriers			The Basket Closes Outside Stated Basket Barriers		
		Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)
200.00	100.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
150.00	50.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
120.00	20.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
117.00	17.00%	$170.00	$1,170.00	17.00%	$0.00	$1,000.00	0.00%
112.00	12.00%	$120.00	$1,120.00	12.00%	$0.00	$1,000.00	0.00%
108.00	8.00%	$80.00	$1,080.00	8.00%	$0.00	$1,000.00	0.00%
104.00	4.00%	$40.00	$1,040.00	4.00%	$0.00	$1,000.00	0.00%
100.00	0.00%	$0.00	$1,000.00	0.00%	$0.00	$1,000.00	0.00%
96.00	-4.00%	$40.00	$1,040.00	4.00%	$0.00	$1,000.00	0.00%
92.00	-8.00%	$80.00	$1,080.00	8.00%	$0.00	$1,000.00	0.00%
88.00	-12.00%	$120.00	$1,120.00	12.00%	$0.00	$1,000.00	0.00%
83.00	-17.00%	$170.00	$1,170.00	17.00%	$0.00	$1,000.00	0.00%
80.00	-20.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
50.00	-50.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
0.00	-100.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases by 12% from the Basket Starting Level of 100.00 to a Basket Ending Level of 112.00, and the Basket Closing Level never exceeds the Upper Basket Barrier or falls below the Lower Basket Barrier on any trading day during the Observation Period. Because the Basket Closing Level never exceeds the Upper Basket Barrier or falls below the Lower Basket Barrier, the Additional Amount is equal to $120.00, and the final payment at maturity is equal to $1,120.00 per $1,000 note principal amount, representing a total return of 12% on the notes.

Payment at maturity per $1,000 note principal amount = $1,000 + Absolute value of ($1,000 x [(112.00 - 100.00)/100.00]) = $1,120.00

Example 2: The level of the Basket decreases by 12% from the Basket Starting Level of 100.00 to a Basket Ending Level of 88.00, and the Basket Closing Level never exceeds the Upper Basket Barrier or falls below the Lower Basket Barrier on any trading day during the Observation Period. Because the Basket Closing Level never exceeds the Upper Basket Barrier or falls below the Lower Basket Barrier, the Additional Amount is equal to $120.00, and the final payment at maturity is equal to $1,120.00 per $1,000 note principal amount, representing a total return of 12% on the notes.

Payment at maturity per $1,000 note principal amount = $1,000 + Absolute value of ($1,000 x [(88.00 - 100.00)/100.00]) = $1,120.00

Example 3: The level of the Basket closes above the Upper Basket Barrier on at least one trading day during the Observation Period and ultimately increases by 12% from the Basket Starting Level of 100.00 to a Basket Ending Level of 112.00. Because the level of the Basket has closed above the Upper Basket Barrier, the Additional Amount is equal to $0, and the final payment at maturity is equal to $1,000 per $1,000 note principal amount regardless of the Basket Ending Level.

Payment at maturity per $1,000 note principal amount = $1,000 + $0 = $1,000

Example 4: The level of the Basket closes below the Lower Basket Barrier on at least one trading day during the Observation Period and ultimately decreases by 12% from the Basket Starting Level of 100.00 to a Basket Ending Level of 88.00. Because the level of the Basket has closed below the Lower Basket Barrier, the Additional Amount is equal to $0, and the final payment at maturity is equal to $1,000 per $1,000 note principal amount regardless of the Basket Ending Level.

Payment at maturity per $1,000 note principal amount = $1,000 + $0 = $1,000

What is the Basket Closing Level for Two Hypothetical Scenarios?

The tables and calculations below illustrate the Basket Closing Level for two hypothetical scenarios. **If the Basket closes above the Upper Basket Barrier or below the Lower Basket Barrier on any single trading day during the Observation Period, the final payment at maturity will equal $1,000 per $1,000 note principal amount regardless of the Basket Ending Level.** The table and calculations below assume an Absolute Return Barrier of 17.00% (the actual Absolute Return Barrier will be determined on the Trade Date), Basket Index Starting Levels of 1,300.00 for the S&P 500® Index, 680.00 for the Russell 2000® Index, and 1,990.00 for the MSCI EAFE® Index (the actual Basket Index Starting Levels will be determined on the Trade Date), and a Basket Starting Level of 100. The scenarios illustrate how, even where the return on one or more Basket Indices remains within the Absolute Return Barrier, the returns on the other Basket Indices may outweigh those moderate returns and result in a Basket Closing Level that is above the Upper Basket Barrier or below the Lower Basket Barrier. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Scenario 1

Basket Index	S&P 500® Index	Russell 2000® Index	MSCI EAFE® Index
Hypothetical Basket Index Starting Level	1,300.00	680.00	1,990.00
Hypothetical Basket Index Closing Level	1,885.00	727.60	1,890.50
Basket Index Return	45.0%	7.0%	-5.0%
Weighting	50.0%	20.0%	30.0%
Contribution to Basket	22.50%	1.4%	-1.5%
Basket Closing Level	**122.40**		
Upper Basket Barrier	**117.00**		
Payment at Maturity	**$1,000**		

Scenario 1: Scenario 1 assumes hypothetical Basket Index Returns of 45%, 7% and -5% for the S&P 500® Index, Russell 2000® Index, and MSCI EAFE® Index, respectively. The Basket Closing Level is calculated as follows:

Basket Closing Level = 100 x [1 + (S&P 500 Index Return x S&P 500 Index Weighting) + (Russell 2000 Index Return x Russell 2000 Index Weighting) + (MSCI EAFE Index Return x MSCI EAFE Index Weighting)]

= 100 x [1 + (45% x 50.0%) + (7% x 20.0%)+ (-5% x 30.0%)]

= 122.40.

The Basket Closing Level of 122.40 is above the Upper Basket Barrier of 117.00. Therefore, the final payment at maturity will equal $1,000 per $1,000 note principal amount regardless of the Basket Ending Level.

Scenario 2

Basket Index	S&P 500® Index	Russell 2000® Index	MSCI EAFE® Index
Hypothetical Basket Index Starting Level	1,300.00	680.00	1,990.00
Hypothetical Basket Index Closing Level	1,040.00	578.00	1,194.00
Basket Index Return	-20.0%	-15.0%	-40.0%
Weighting	50.0%	20.0%	30.0%
Contribution to Basket	-10.0%	-3.0%	-12.0%
Basket Closing Level	**75.00**		
Lower Basket Barrier	**83.00**		
Payment at Maturity	**$1,000**		

Scenario 2: Scenario 2 assumes hypothetical Basket Index Returns of -20.0%, -15.0% and -40% for the S&P 500® Index, Russell 2000® Index, and MSCI EAFE® Index, respectively. The Basket Closing Level is calculated as follows:

Basket Closing Level = 100 x [1 + (S&P 500 Index Return x S&P 500 Index Weighting) + (Russell 2000 Index Return x Russell 2000 Index Weighting) + (MSCI EAFE Index Return x MSCI EAFE Index Weighting)]

= 100 x [1 + (-20.0% x 50.0%) + (-15% x 20.0%)+ (-40% x 30.0%)]

= 75.00.

The Basket Closing Level of 75.00 is below the Lower Basket Barrier of 83.00. Therefore, the final payment at maturity will equal $1,000 per $1,000 note principal amount regardless of the Basket Ending Level.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** – You will receive at least 100% of the principal amount of your notes provided that you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

- **EXPOSURE TO ABSOLUTE RETURN** – If the Basket Closing Level never exceeds the Upper Basket Barrier and never falls below the Lower Basket Barrier on any trading day during the Observation Period, at maturity you will receive, in addition to the return of your principal, for each $1,000 note principal amount, a payment equal to $1,000 x the Absolute Basket Return. The Absolute Basket Return is the absolute value of the Basket return, and thus is positive regardless of whether the Basket return is positive or negative. Thus, the notes may provide a positive return if the Basket Closing Levels during the Observation Period remain between the Upper Basket Barrier and the Lower Basket Barrier but the return on the notes will be zero if there are large movements, whether positive or negative, in the Basket Closing Level that cause the Basket Closing Level to exceed the Upper Basket Barrier or fall below the Lower Basket Barrier on any trading day during the Observation Period.

- **RETURN LINKED TO THE PERFORMANCE OF A WEIGHTED BASKET OF INDICES** – The return on the notes is linked to a basket consisting of the S&P 500® Index, the Russell 2000® Index and the MSCI EAFE® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The Russell 2000® Index is designed to track the performance of the small-capitalization segment of the U.S. equity market. The MSCI EAFE® Index comprises the equity securities underlying the Morgan Stanley Capital International Inc. ("MSCI") indices of 21 selected countries in Europe, Asia, Australia and New Zealand. For additional information about the Basket Indices, see the information set forth under "The Basket Indices" in this term sheet.

- **TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** – You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." The notes should be treated for U.S. federal income tax purposes as "contingent payment debt instruments." Assuming this treatment, regardless of your method of accounting, you generally will be required to accrue interest in each year on a constant yield to maturity basis at the "comparable yield," as determined by us, although we will not make any payment with respect to the notes until maturity. Any gain recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, New York, New York 10005, Attention: Daniel Millwood, 212-250-8281. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount in excess of your principal, if any, that we will pay on the notes.**

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or in any of the component stocks underlying the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **IF THE BASKET CLOSES OUTSIDE THE STATED BARRIERS, THE MARKET VALUE OF YOUR NOTES WILL DECLINE AND YOU WILL RECEIVE ONLY THE PRINCIPAL AMOUNT AT MATURITY** – The return on the notes at maturity, if any, is linked to the performance of the Basket and will depend on whether the Basket Closing Level ever exceeds the Upper Basket Barrier or falls below the Lower Basket Barrier on any trading day during the Observation Period and on the magnitude of the Absolute Basket Return. **YOU WILL RECEIVE ONLY THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE ABSOLUTE BASKET RETURN IS ZERO OR IF THE BASKET CLOSING LEVEL EXCEEDS THE UPPER BASKET BARRIER OR FALLS BELOW THE LOWER BASKET BARRIER ON ANY TRADING DAY DURING THE OBSERVATION PERIOD**.

- **UNLIKE ORDINARY NOTES, THE NOTES DO NOT PAY INTEREST** – The terms of the notes differ from those of ordinary debt securities in that we will not pay interest on the notes. Because the Additional Amount may equal zero, the return on your investment in the notes may be zero and, therefore, less than the amount that would be paid on an ordinary debt security. The notes have been designed for investors who are willing to forgo market interest rates on the notes in exchange for an Additional Amount based on whether the Basket Closing Level remains within the stated Basket barriers throughout the Observation Period, and based on the magnitude of the Absolute Basket Return.

- **YOUR POTENTIAL RETURN ON THE NOTES IS LIMITED AND CONTINGENT UPON THE BASKET CLOSING LEVELS REMAINING WITHIN THE STATED BARRIERS** – Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Basket Indices. Your ability to participate in the appreciation of the Basket is limited by the Absolute Return Barrier feature of the notes. If the Basket Closing Level exceeds the Upper Basket Barrier or falls below the Lower Basket Barrier on any trading day during the Observation Period, the return on the notes will not be determined by reference to the Absolute Basket Return even though the Absolute Basket Return may reflect significant appreciation or depreciation in the Basket over the term of the notes (the Absolute Basket Return is the absolute value of the Basket return, and thus is positive regardless of whether the Basket return is positive or negative). Because the Absolute Return Barrier will be set between 16.0% and 18.0% of the Basket Starting Level, the maximum return on the notes will be between 16.0% and 18.0% of the principal amount. The Absolute Return Barrier will be set on the Trade Date.

- **THE BASKET INDICES ARE NOT EQUALLY WEIGHTED** – The notes are linked to a basket of equity indices. Each Basket Index will have the weighting specified in this term sheet. If a Basket Index with a low weighting outperforms a Basket Index with a high weighting, the return on your notes will be lower than if the Basket Indices were weighted equally.

- **CHANGES IN THE LEVELS OF THE BASKET INDICES MAY OFFSET EACH OTHER** – Price movements in the Basket Indices may not correlate with each other. At a time when the levels of some of the Basket Indices move beneficially (i.e. moderate movements up or down, within the Absolute Return Barrier), the levels of other Basket Indices may move adversely or in a manner which cancels the beneficial movements of the other Basket Indices (i.e. extreme movements up or down, outside the Absolute Return Barrier). Further, in calculating the Basket Closing Level on any date of calculation, movements in the level of one or more of the Basket Indices may be moderated, offset or more than offset by opposing movements in the levels of the other Basket Indices.

- **NO PERIODIC INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Basket Indices would have.

- **ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE VALUE OF THE NOTES ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE** – While the payment at maturity described in this term sheet is based on the full face amount of your notes, the original issue price of the notes may include commissions paid to agents and will include the cost of hedging our obligations under the notes. Therefore, the value of the notes on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original issue price. The inclusion of commissions and hedging costs in the original issue price will also decrease the price, if any, at which we will be willing to purchase the notes after the Settlement Date. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. Accordingly, you should be willing and able to hold your notes to maturity.

- **THE NOTES WILL NOT BE LISTED AND WILL LIKELY HAVE LIMITED LIQUIDITY** – The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates or agents intend to offer to purchase the notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates or agents are willing to buy the notes.

- **TRADING BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE NOTES** – We and our affiliates are active participants in the equity markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more equities transactions. In addition, we or one or more of our affiliates may hedge our exposure from the notes by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material effect on the prices of the component stocks underlying the Basket Indices and consequently have an adverse impact on the performance of the Basket Indices and the Basket Return. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the notes may decline.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVELS OF THE BASKET INDICES TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES** – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Indices to which the notes are linked.

- **OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE NOTES** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **CURRENCY MARKETS RISK** – Because the closing prices of the component stocks underlying the MSCI EAFE® Index are converted into U.S. dollars for purposes of calculating its level, you will be exposed to currency exchange rate risk with respect to each of the currencies in which the component stocks trade. The return on an index composed of the component stocks underlying the MSCI EAFE® Index where the closing price is not converted into U.S. dollars can be significantly different than the return on the MSCI EAFE® Index. Exposure to currency changes will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weights of the component stocks in the MSCI EAFE® Index denominated in each such currency. The devaluation of the U.S. dollar against the currencies in which the component stocks underlying the MSCI EAFE® Index trade will result in an increase in the level of the MSCI EAFE® Index. Conversely, if the U.S. dollar strengthens against such currencies, the level of the MSCI EAFE® Index will be adversely affected. Fluctuations in currency exchange rates can have a continuing impact on the level of the MSCI EAFE® Index and may significantly decrease the value of your notes.

- **NON-U.S. SECURITIES MARKETS RISK** – The stocks included in the MSCI EAFE® Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the Securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** – In addition to the level of the Basket Indices on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

  - whether the Basket Closing Level has exceeded the Upper Basket Barrier or fallen below the Lower Basket Barrier on any trading day during the Observation Period and, if not, whether the level of the Basket is close to the Upper Basket Barrier or the Lower Basket Barrier;

  - the expected volatility of the Basket Indices;

  - the time remaining to maturity of the notes;

  - the market price and dividend rate on the component stocks underlying the Basket Indices;

  - interest and yield rates in the market generally and in the markets of the component stocks underlying the Basket Indices;

  - a variety of economic, financial, political, regulatory or judicial events;

  - the composition of the Basket Indices and any changes to the stocks which the Basket Indices track;

  - supply and demand for the notes; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Basket Indices

The S&P 500® Index

We have derived all information contained in this term sheet regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's ("**S&P**"). The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. We make no representation or warranty as to the accuracy or completeness of such information.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate market value of the common stocks of 500 companies (the "**S&P 500® Component Stocks**") as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the market value of any S&P 500® Component Stock was calculated as the product of the market price per share and the number of the then outstanding shares of such S&P 500® Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the market value of the Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the market value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005 the S&P 500® Index became fully float adjusted. S&P's criteria for selecting stocks for the S&P 500® Index have not been changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500® Index (*i.e.*, its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the United States or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("**IWF**") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P 500® Index moved half way to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the S&P 500® Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index on and after September 16, 2005 is 0.80.) The float-adjusted S&P 500® Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this term sheet, the S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total market value of all 500 S&P 500® Component Stocks relative to the S&P 500® Index's base period of 1941-43 (the "**Base Period**").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® Component Stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original Base Period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index.

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

The table below summarizes the types of the S&P 500® Index maintenance adjustments and indicates whether or not an index divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (*e.g.*, 2-for-1)	Shares Outstanding *multiplied by* 2; Stock Price *divided by* 2	No
Share Issuance (*i.e.*, change ≥ 5%)	Shares Outstanding *plus* newly issued Shares	Yes
Share Repurchase (*i.e.*, change ≥ 5%)	Shares Outstanding *minus* Repurchased Shares	Yes
Special Cash Dividends	Share Price *minus* Special Dividend	Yes
Company Change	Add new company Market Value *minus* old company Market Value	Yes
Rights offering	Divisor adjustment reflects increase in market cap measured as the shares issued *multiplied* by the price paid	Yes
Spinoffs	If the spun-off company is not added to the S&P 500® Index, then Index market value *minus* value of the spun-off unit	Yes
	If the spun-off company is added to the S&P 500® Index, then no company is removed from the Index	Yes
	If the spun-off company is added to the S&P 500® Index, then another company is removed to keep the number of names fixed, and the Index Divisor adjustment reflects the deletion	Yes

Stock splits and stock dividends do not affect the index divisor of the S&P 500® Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the market value of the S&P 500® Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the index divisor has the effect of altering the market value of the S&P 500® Component Stock and consequently of altering the aggregate market value of the S&P 500® Component Stocks (the "**Post-Event Aggregate Market Value**"). In order that the level of the S&P 500® Index (the "**Pre-Event Index Value**") not be affected by the altered market value (whether increase or decrease) of the affected S&P 500® Component Stock, a new index divisor ("**New Divisor**") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the index divisor is adjusted to compensate for the net change in the total market value of the S&P 500® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the index divisor.

License Agreement with S&P

We have entered into an agreement with S&P providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the S&P 500® Index, which is owned and published by S&P, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P 500® Index to track general stock market performance. S&P's only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of S&P without regard to Deutsche Bank AG or the notes. S&P has no obligation to take the needs of Deutsche Bank AG or the holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S", "S&P", "S&P 500" AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY DEUTSCHE BANK AG. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES.

Discontinuation of the S&P 500® Index; Alteration of Method of Calculation

If S&P discontinues publication of the S&P 500® Index and S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued S&P 500® Index (such index being referred to herein as an "**S&P 500® Successor Index**"), then any S&P 500® Index closing level will be determined by reference to the level of such S&P 500® Successor Index at the close of trading on the NYSE, the AMEX, the Nasdaq National Market or the relevant exchange or market for the S&P 500® Successor Index on each trading day during the Observation Period and on the Final Valuation Date that occurs after the S&P 500® Index is discontinued.

Upon any selection by the calculation agent of a S&P 500® Successor Index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If S&P discontinues publication of the S&P 500® Index prior to, and such discontinuance is continuing on, any trading day during the Observation Period or on the Final Valuation Date, and the calculation agent determines, in its sole discretion, that no S&P 500® Successor Index is available at such time, or the calculation agent has previously selected a S&P 500® Successor Index and publication of such S&P 500® Successor Index is discontinued prior to and such discontinuation is continuing on such trading day or Final Valuation Date, then the calculation agent will determine the S&P 500® Index closing level for such date. The S&P 500® Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the S&P 500® Index or S&P 500® Successor Index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the S&P 500® Index or S&P 500® Successor Index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500® Index or S&P 500® Successor Index, as applicable, on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the S&P 500® Index or an S&P 500® Successor Index, or the level thereof, is changed in a material respect, or if the S&P 500® Index or an S&P 500® Successor Index is in any other way modified so that such index does not, in the opinion of the calculation agent, fairly represent the level of the S&P 500® Index or such S&P 500® Successor Index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the S&P 500® Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the S&P 500® Index or such S&P 500® Successor Index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the closing level with reference to the S&P 500® Index or such S&P 500® Successor Index, as adjusted. Accordingly, if the method of calculating the S&P 500® Index or an S&P 500® Successor Index is modified so that the level of the S&P 500® Index or such S&P 500® Successor Index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the S&P 500® Index or such S&P 500® Successor Index), then the calculation agent will adjust the S&P 500® Index or such S&P 500® Successor Index in order to arrive at a level of the S&P 500® Index or such S&P 500® Successor Index as if there had been no such modification (*e.g.*, as if such split had not occurred).

The Russell 2000® Index

We have derived all information contained in this term sheet regarding the Russell 2000® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, the Frank Russell Company ("**Frank Russell**"). The Russell 2000® Index was developed by Frank Russell and is calculated, maintained and published by Frank Russell. We make no representation or warranty as to the accuracy or completeness of such information.

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of 2,000 companies (the "**Russell 2000® Component Stocks**") domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the U.S. equity market. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index.

Selection of stocks underlying the Russell 2000® Index. The Russell 2000® Index is a sub-group of the Russell 3000® Index. To be eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index, a company's stocks must be listed on May 31 of a given year and Frank Russell must have access to documentation verifying the company's eligibility for inclusion. Beginning September 2004, eligible initial public offerings are added to Russell U.S. indexes at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, initial public offerings must meet additional eligibility criteria.

Only common stocks belonging to corporations domiciled in the U.S. and its territories are eligible for inclusion in the Russell 3000® Index and, consequently, the Russell 2000® Index. The following securities are specifically excluded from the Russell 2000® Index: (i) stocks traded on U.S. exchanges but domiciled in other countries; (ii) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights; and (iii) trust receipts, royalty trusts, limited liability companies, OTC Bulletin Board companies, pink sheets, closed-end mutual funds and limited partnerships that are traded on U.S. exchanges. In addition, Berkshire Hathaway is excluded as a special exception.

The primary criteria used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (*e.g.*, tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Russell 2000® Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

The Russell 2000® Index is reconstituted annually to reflect changes in the marketplace. The list of companies is ranked based on May 31 total market capitalization, with the actual reconstitution effective on the first trading day following the final Friday of June each year. Changes in the constituents are pre-announced and subject to change if any corporate activity occurs or if any new information is received prior to release.

Capitalization Adjustments. As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the Russell 2000® Component Stocks. A company's shares are adjusted to include only those shares available to the public. The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in the Russell 2000® Index by their available market capitalization, which is calculated by multiplying the primary closing price by the available shares.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in Securities and Exchange Commission (the "**Commission**") corporate filings. Other sources are used in cases of missing or questionable data.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

- ESOP or LESOP shares – corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

- Corporate cross-owned shares – when shares of a company in the Russell 2000® Index are held by another company also in the Russell 2000® Index, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

- Large private and corporate shares – large private and corporate holdings are defined as those shares held by an individual, a group of individuals acting together or a corporation not in the Russell 2000® Index that own 10% or more of the shares outstanding. However, not to be included in this class are institutional holdings, which are: investment companies not in the Russell 2000® Index, partnerships, insurance companies not in the Russell 2000® Index, mutual funds, banks not in the Russell 2000® Index or venture capital funds;

- Unlisted share classes – classes of common stock that are not traded on a U.S. securities exchange; and

- Initial public offering lock-ups – shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the index.

Corporate Actions Affecting the Russell 2000® Index. The following summarizes the types of Russell 2000® Index maintenance adjustments and indicates whether or not an Russell 2000® Index adjustment is required.

- "No Replacement" Rule – Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (*e.g.*, mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over a year will fluctuate according to corporate activity.

- Rule for Deletions – When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards on the floor of a U.S. securities exchange, the stock is deleted from the Russell 2000® Index at the market close on the effective date or when the stock is no longer trading on the exchange.

When acquisitions or mergers take place within the Russell 2000® Index, the stock's capitalization moves to the acquiring stock, hence, mergers have no effect on the Russell 2000® Index total capitalization. Shares are updated for the acquiring stock at the time the transaction is final. Prior to April 1, 2000, if the acquiring stock was a member of a different index (*e.g.*, Russell 3000® or Russell 1000®), the shares for the acquiring stock were not adjusted until month end.

- Deleted Stocks – Effective on January 1, 2002, when deleting stocks from the Russell 2000® Index as a result of exchange de-listing or reconstitution, the price used will be the market price on the day of deletion, including potentially the OTC bulletin board price. Previously, prices used to reflect de-listed stocks were the last traded price on the primary exchange. Exceptions: there may be corporate events, like mergers or acquisitions, that result in the lack of current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.

- Rule for Additions – The only additions between reconstitution dates are as a result of spin-offs. Spin-off companies are added to the parent company's index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 2000® Index at the latest reconstitution.

- Rule for Corporate Action-Driven Changes – Beginning April 1, 2003 changes resulting from corporate actions will generally be applied at the open of the ex-date using the previous day's closing prices. For reclassification of shares, mergers and acquisitions, spin-offs or reorganizations, adjustments will be made at the open of the ex-date using previous day closing prices. For re-incorporations and exchange delisting, deleted entities will be removed at the open on the day following re-incorporation or delisting using previous day closing prices (including OTC prices for delisted stocks).

Updates to Share Capital Affecting the Russell 2000® Index. Each month, the Russell 2000® Index is updated for changes to shares outstanding as companies report changes in share capital to the Commission. Effective April 30, 2002 only cumulative changes to shares outstanding greater than 5% are reflected in the Russell 2000® Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

Pricing of Securities Included in the Russell 2000® Index. Effective on January 1, 2002, primary exchange closing prices are used in the daily Russell 2000® Index calculations. FT Interactive data is used as the primary source for U.S. security prices, income, and total shares outstanding. Prior to January 1, 2002, composite closing prices, which are the last trade price on any U.S. exchange, were used in the daily Russell 2000® Index calculations.

Disclaimers. The notes are not sponsored, endorsed, sold, or promoted by Frank Russell or any successor thereto or index owner, and neither Frank Russell nor any party hereto makes any representation or warranty whatsoever, whether express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Frank Russell's publication of the Russell 2000® Index in no way suggests or implies an opinion by Frank Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Frank Russell's only relationship to Deutsche Bank AG and its affiliates is the licensing of certain trademarks and trade names of Frank Russell and of the Russell 2000® Index which is determined, composed and calculated by Frank Russell without regard to Deutsche Bank AG and its affiliates or the notes. Frank Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Frank Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Frank Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Frank Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

"Russell 2000® Index" and "Russell 3000® Index" are trademarks of Frank Russell Company and have been licensed for use by Deutsche Bank AG and its affiliates.

FRANK RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND FRANK RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRANK RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. FRANK RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRANK RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Discontinuation of the Russell 2000® Index; Alteration of Method of Calculation

If Frank Russell Company discontinues publication of the Russell 2000® Index, and Frank Russell Company or another entity publishes a successor or substitute index that the calculation agent, determines, in its sole discretion, to be comparable to the discontinued Russell 2000® Index (such index being referred to herein as a "**Russell 2000® Successor Index**"), then any Russell 2000® Index closing level will be determined by reference to the level of such Russell 2000® Index at the close of trading on the NYSE, the AMEX, the NASDAQ National Market or the relevant exchange or market for the Russell 2000® Successor Index on each trading day during the Observation Period and on the Final Valuation Date that occurs after the Russell 2000® Index is discontinued.

Upon any selection by the calculation agent of a Russell 2000® Successor Index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If Frank Russell Company discontinues publication of the Russell 2000® Index prior to, and such discontinuance is continuing on, any trading day during the Observation Period or on the Final Valuation Date, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a Russell 2000® Successor Index and publication of such Russell 2000® Successor Index is discontinued prior to, and such discontinuation is continuing on, such trading day or Final Valuation Date, then the calculation agent will determine the Russell 2000® Index closing level for such date. The Russell 2000® Index closing level will be computed by the calculation agent in accordance with the formula for and the method of calculating the Russell 2000® Index or Russell 2000® Successor Index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Russell 2000® Index or Russell 2000® Successor Index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the Russell 2000® Index or Russell 2000® Successor Index, as applicable, on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the Russell 2000® Index or a Russell 2000® Successor Index, or the level thereof, is changed in a material respect, or if the Russell 2000® Index or a Russell 2000® Successor Index is in any other way modified so that the Russell 2000® Index or such Russell 2000® Successor Index does not, in the opinion of the calculation agent, fairly represent the level of the Russell 2000® Index or such Russell 2000® Successor Index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the Russell 2000® Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Russell 2000® Index or such Russell 2000® Successor Index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Russell 2000® Index closing level with reference to the Russell 2000® Index or such Russell 2000® Successor Index, as adjusted. Accordingly, if the method of calculating the Russell 2000® Index or a Russell 2000® Successor Index is modified so that the level of the Russell 2000® Index or such Russell 2000® Successor Index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Russell 2000® Index or such Russell 2000® Successor Index), then the calculation agent will adjust its calculation of the Russell 2000® Index or such Russell 2000® Successor Index in order to arrive at a level of the Russell 2000® Index or such Russell 2000® Successor Index as if there had been no such modification (*e.g.*, as if such split had not occurred).

The MSCI EAFE® Index

The MSCI EAFE® Index is a stock index calculated, published and disseminated daily by MSCI, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited. We obtained all information contained in this term sheet regarding the MSCI EAFE® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, MSCI. MSCI has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the MSCI EAFE® Index.

The MSCI EAFE® Index is intended to provide performance benchmarks for 21 developed equity markets in Europe, Australasia and the Far East, namely those of Australia, New Zealand, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

Index Calculation. The performance of the MSCI EAFE® Index is a free float weighted average of the U.S. dollar values of all of the equity securities (the "**component securities**") constituting the MSCI indices for the 21 selected countries (the "**component country indices**"). Each component country index is a sampling of equity securities across industry groups in such country's equity markets. See "—Maintenance of the MSCI EAFE® Index and the Component Country Indices" below.

Prices used to calculate the component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by The WM Company at 4 p.m. Greenwich Mean Time. The U.S. dollar value of the MSCI EAFE® Index is calculated based on the free float-adjusted market capitalization in U.S. dollars of the component securities. The MSCI EAFE® Index was launched on December 31, 1969 at an initial value of 100.

Maintenance of the MSCI EAFE® Index and the Component Country Indices. In order to maintain the representativeness of the MSCI EAFE® Index, structural changes to the MSCI EAFE® Index as a whole may be made by adding or deleting component country indices and the related component securities. Currently, such changes in the MSCI EAFE® Index may only be made on four dates throughout the year: after the close of the last business day of each February, May, August and November.

MSCI may add additional component country indices to the MSCI EAFE® Index or subtract one or more of its current component country indices prior to the expiration of the Securities. Any such adjustments are made to the MSCI EAFE® Index so that the value of the MSCI EAFE® Index at the effective date of such change is the same as it was immediately prior to such change.

Each component country index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each component country index, emphasis is also placed on its continuity, replicability and on minimizing turnover in the MSCI EAFE® Index.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of full component country index reviews that systematically re-assess the various dimensions of the equity universe for all countries simultaneously and are conducted on a fixed annual timetable.

Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indices at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the indices continue to be an accurate reflection of evolving equity markets. This goal is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI EAFE® Index at the time of their actual occurrence and that should not wait until the annual full component country index review due to their importance. These quarterly index reviews may result in additions and deletions of component securities from a component country index and changes in number of shares. Additions and deletions to component securities may result from: the addition or deletion of securities due to the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; the addition or deletion of securities resulting from changes in industry classification, significant increases or decreases in free float or relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen; the deletion of securities that have become very small or illiquid; and the addition or deletion of securities as a result of other market events. Significant changes in free float estimates for component securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI's pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature. Changes in the number of shares are generally small and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks. The implementation of changes resulting from quarterly index reviews occurs on only four dates throughout the year: as of the close of the last business day of February, May, August and November. The results of the quarterly index reviews are announced at least two weeks prior to their implementation. Any country may be impacted at the quarterly index review.

The annual full component country index review includes a re-appraisal of the free float-adjusted industry group representation within a country, a detailed review of the shareholder information used to estimate free float for Component and non-component securities, as well as changes typically considered for quarterly index reviews. During a full component country index review, securities may be added or deleted from a component country index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for component securities changes during quarterly index reviews as discussed above.

Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs. Index maintenance of the component country indices is reflected in the MSCI EAFE® Index.

Selection of Component Securities. The selection of the component securities for each component country index is based on the following guidelines:

(i)   Define the total market;

(ii)   Sort the market by industry groups and target 60% for inclusion;

(iii)   Select stocks with good liquidity and free float;

(iv)   Avoid cross-ownership; and

(v)   Apply the full market capitalization weight to each stock.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

License Agreement with MSCI

We have entered into an agreement with MSCI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the MSCI EAFE® Index, which is owned and published by MSCI, in connection with certain securities, including the notes.

THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG (THE "LICENSEE"). NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THIS FINANCIAL PRODUCT OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS FINANCIAL PRODUCT OR THE ISSUER OR OWNER OF THIS FINANCIAL PRODUCT. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THIS FINANCIAL PRODUCT INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING, PRICES OR QUANTITIES OF THIS FINANCIAL PRODUCT TO BE ISSUED. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THIS FINANCIAL PRODUCT IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR

FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of this security, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Discontinuation of the MSCI EAFE® Index; Alteration of Method of Calculation

If MSCI discontinues publication of the MSCI EAFE® Index or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued MSCI EAFE® Index (such index being referred to herein as a **"MSCI EAFE® successor index"**), then any MSCI EAFE® Index closing level will be determined by reference to the level of such MSCI EAFE® successor index at the close of trading on the relevant exchange or market for the MSCI EAFE® successor index on each trading day during the Observation Period or on the Final Valuation Date that occurs after the MSCI EAFE® Index is discontinued.

Upon any selection by the calculation agent of an MSCI EAFE® successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the securities.

If MSCI discontinues publication of the MSCI EAFE® Index prior to, and such discontinuance is continuing on, any trading day during the Observation Period or on the Final Valuation Date, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected an MSCI EAFE® successor index and publication of such MSCI EAFE® successor index is discontinued prior to and such discontinuation is continuing on such trading day during the Observation Period or on the Final Valuation Date, then the calculation agent will determine the Index closing level for the MSCI EAFE® Index for such date. The Index closing level for the MSCI EAFE® Index will be computed by the calculation agent in accordance with the formula for and method of calculating the MSCI EAFE® Index or MSCI EAFE® successor index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the MSCI EAFE® Index or MSCI EAFE® successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the MSCI EAFE® Index or MSCI EAFE® successor index, as applicable, on the relevant exchange may adversely affect the value of the securities. If at any time the method of calculating the MSCI EAFE® Index or an MSCI EAFE® successor index, or the level thereof, is changed in a material respect, or if the MSCI EAFE® Index or an MSCI EAFE® successor index is in any other way modified so that the MSCI EAFE® Index or an MSCI EAFE® successor index does not, in the opinion of the calculation agent, fairly represent the level of the MSCI EAFE® Index or such MSCI EAFE® successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on the relevant date make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the MSCI EAFE® Index or such MSCI EAFE® successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the MSCI EAFE® Index closing level with reference to the MSCI EAFE® Index or such MSCI EAFE® successor index, as adjusted. Accordingly, if the method of calculating the MSCI EAFE® Index or an MSCI EAFE® successor index is modified so that the level of the MSCI EAFE® Index or such MSCI EAFE® successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the MSCI EAFE® Index or such MSCI EAFE® successor index), then the calculation agent will adjust its calculation of the MSCI EAFE® Index or such MSCI EAFE® successor index in order to arrive at a level of the MSCI EAFE® Index or such MSCI EAFE® successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

Market Disruption Events

Certain events may prevent the calculation agent from calculating the closing levels for a Basket Index during the Observation Period or on the Final Valuation Date, and consequently from calculating the Basket Closing Level on such date. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

With respect to each Basket Index, a "**market disruption event**" means:

- a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the level of a Basket Index (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the level of a Basket Index (or the relevant successor index for such Basket Index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts related to a Basket Index (or the relevant successor index for such Basket Index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts or exchange traded funds;

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the securities.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in a Basket Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted Basket Index shall be based on a comparison of:

- the portion of the level of the disrupted Basket Index attributable to that security, relative to

- the overall level of the disrupted Basket Index,

in each case, immediately before that suspension or limitation.

For purposes of determining whether a market disruption event has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to the rules of any relevant exchange similar to rescinded NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to rescinded NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts or exchange traded funds on the Index by the primary securities market trading in such contracts or funds by reason of:

  - a price change exceeding limits set by such exchange or market;

  - an imbalance of orders relating to such contracts or funds; or

  - a disparity in bid and ask quotes relating to such contracts or funds

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange traded funds related to a Basket Index; and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts or exchange traded funds related to the Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

With respect to each Basket Index, "**relevant exchange**" means the primary exchange or market of trading for any security (or any combination thereof) then included in a Basket Index or any successor index for such Basket Index.

Historical Information

The following graphs show the historical performance of each of the Basket Indices and of the Basket from April 11, 2003 through March 19, 2008. The closing level of the S&P 500® Index on March 19, 2008 was 1298.42. The closing level of the Russell 2000® Index on March 19, 2008 was 664.13. The closing price of the MSCI EAFE® Index on March 19, 2008 was 1975.18. The Basket graph assumes a closing level of 100.00 as of March 19, 2008 and has been retrospectively calculated.

We obtained the various Basket Index Closing Levels from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of each Basket Index should not be taken as an indication of future performance, and no assurance can be given as to any Basket Closing Level. We cannot give you assurance that the performance of the Basket will result in a positive return on your initial investment.**

Historical Performance of the S&P 500® Index



Source: Bloomberg

Historical Performance of the Russell 2000® Index



Source: Bloomberg

Historical Performance of the MSCI EAFE® Index



Source: Bloomberg

Supplemental Underwriting Information

Deutsche Bank Securities Inc., acting as agent for Deutsche Bank AG, will not receive a commission in connection with the sale of the notes. Deutsche Bank Securities Inc. and other agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note principal amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 note principal amount. See "Underwriting" in the accompanying product supplement.

We expect to deliver the notes against payment for the notes on the settlement date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in notes that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.